Exhibit 99.3

First Quarter Report

Period Ended May 31, 2018

Contents

Report to Shareholders	3

Management’s Discussion & Analysis	5

Overview	5

Non-GAAP Measures	5

Overall Performance	5

Results of Operations	5

Summary of Quarterly Results	6

Other Information	7

Related Party Transactions	7

Cash Flows	7

Liquidity and Capital Resources	8

Contractual Obligations	8

Risks and Uncertainties	8

Fair Value of Financial Instruments	9

Disclosure of Outstanding Share Data	9

Off-Balance Sheet Arrangements	9

Disclosure of Controls and Procedures and Internal Control over Financial Reporting	9

Condensed Interim Consolidated Balance Sheet	11

Condensed Interim Consolidated Statement of Loss	12

Condensed Interim Consolidated Statement of Cash Flows	13

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity	14

Notes to Condensed Interim Consolidated Financial Statements	15

Leading Brands, Inc. at a Glance	20

Note: The condensed interim consolidated financial statements accompanying this report have not been audited or reviewed by the Company’s auditors.

LEADING BRANDS, INC.

FIRST QUARTER ENDED MAY 31, 2018

(Expressed in Canadian dollars)

To our Shareholders:

Net loss from continuing operations for the three months ended May 31, 2018 was $(263,000) or $(0.09) per share [$(0.09) fully diluted] versus a net loss of $(90,000) or $(0.03) per share [$(0.03) fully diluted] for the comparable quarter of the prior year. Net loss from discontinued operations for the three months ended May 31, 2018 was $nil or $nil per share versus a net loss of $(742,000) or $(0.27) [$(0.27) fully diluted] per share for the comparable quarter of the prior year.

The continuing operating losses primarily arose from the parent company’s ongoing expenses. The discontinued operating losses were a result of the discontinuance of the Company’s legacy beverage operations.

The Company is continuing to pursue its arrangement agreement with Liquid Media Group, Inc.

Non-GAAP Net Loss before SBC is determined as follows:

	Q1 2018	Q1 2017
Net loss from continuing operations	$(263,000)	$(90,000)
Add back SBC	—	—

Net loss before SBC	$(263,000)	$(90,000)

Non-GAAP Net Loss per share before SBC is determined as follows:

	Q1 2018	Q1 2017
Net Loss per share from continuing operations	$(0.09)	$(0.03)
Add Back SBC	—	—

Net loss per share before SBC	$(0.09)	$(0.03)

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q1 2018	Q1 2017
Net Loss from continuing operations	$(263,000)	$(90,000)
Add back:
Interest, net	(2,000)	(9,000)
Depreciation	1,000	—
Non-cash stock based compensation	—	—
Non-cash income tax expense	—	—

Total additions	(1,000)	(9,000)

EBITDAS	$(264,000)	$(99,000)

EBITDAS per share reconciles to loss per share as follows:

	Q1 2018	Q1 2017
Net Loss per share from continuing operations	$(0.09)	$(0.03)
Add back:
Interest, net	—	—
Depreciation	—	—
Non-cash stock based compensation	—	—
Non-cash income tax expense	—	—

Total additions	—	—

EBITDAS	$(0.09)	$(0.03)

As at May 31, 2018 the Company had 2,802,412 outstanding common shares.

Ralph McRae

Ralph D. McRae

Chairman & CEO

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

•	business objectives, goals and strategic plans;

•	operating strategies;

•	expected future revenues, earnings and margins;

•	anticipated operating, selling and general and administrative costs;

•	availability of raw materials, including water, sugar, cardboard and closures and flavoring;

•	effects of seasonality on demand for our products;

•	anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;

•	anticipated contribution to earnings in the current year from investment in new product development;

•	our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2018;

•	anticipated capital expenditures; and

•	anticipated increased sales volumes with certain product lines.

Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Management’s Discussion & Analysis

For the three months ended May 31, 2018

July 16, 2018

The following information should be read in conjunction with Leading Brands, Inc.’s (the “Company”) February 28, 2018 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The condensed interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the “Company”) and its former subsidiaries were previously involved in the development, marketing and distribution of the Company’s beverage brands. As of September 18, 2017, the Company decided to exit the beverage business and pursue the production of film, television and gaming content via the acquisition of Liquid Media Group (“Liquid”) pursuant to a plan of arrangement (“Arrangement”). To clear the way for this transaction, the Company concurrently disposed of its remaining legacy beverage assets. The transaction has not yet been finalized.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information in this report are tables calculating EBITDAS and Total Net Working Capital.

Overall Performance

Net comprehensive loss decreased by $569,576 to $(263,202) for the quarter ended May 31, 2018 from a net comprehensive loss of $(832,778) in the comparable quarter last year. This change principally occurred due to the Company’s loss on the discontinued legacy beverage operations. The discontinued operations in the quarter ended May 31, 2017 included the Company’s legacy beverage operations with no impact in the current quarter as the legacy beverage operating entities have been disposed in the prior year. The Company’s continuing operations that are presented in the current quarter and the prior quarter represent the results of the parent company, Leading Brands Inc.

Results of Operations: Three Month Results

General and Administration Expenses

For the quarter ended May 31, 2018, general and administration expenses increased by $168,066 to $269,807 compared to $101,741 recorded in the comparable quarter of the prior year primarily as a result of the following:

•	Increased legal and public company expenses of $48,416; and

•	Increased consulting fees and administrative costs of $108,220.

Depreciation

For the quarter ended May 31, 2018, depreciation expense increased by $521 to $784 compared to $263 recorded in the comparable quarter of the prior year. The increase in depreciation expense for the three months ended May 31, 2018 compared to the same period last year is attributable to the acquisition of computer equipment in the quarter ended May 31, 2018. The Company also recognized depreciation expense within discontinued operations.

Interest Income

For the quarter ended May 31, 2018, interest income decreased by $7,450 to $1,927 compared to $9,377 recorded in the comparable quarter of the prior year. The decrease in interest income for the three months ended May 31, 2018 compared to the same period last year is attributable lower cash balances held in term deposits compared to the balances held in the quarter of the prior year.

Change in Fair Value of Derivative Liability

For the quarter ended May 31, 2018, the change in the fair value derivative liability increased by $3,255 to $5,462 compared to $2,207 recorded in the comparable quarter of the prior year. The change in the derivative liability for the three months ended May 31, 2018 compared to the same period last year is attributable to the change in the assumptions applied to estimate the fair value of non-employee stock options through use of the Black-Scholes Model.

Discontinued Operations

Net loss from discontinued operations decreased by $742,358 to $nil for the quarter ended May 31, 2018 from a net loss of $(742,358) in the comparable quarter last year. The decrease in the net loss from discontinued operations for the three months ended May 31, 2018 compared to the same period last year is attributable to the losses associated with the Company’s legacy beverage operations, in which the former subsidiaries were disposed by the Company in September 2017.

Summary of Quarterly Results

	May 31 (Q1)		February 28/29 (Q4)		November 30 (Q3)		August 31 (Q2)
	2018	2017	2018	2017	2017	2016	2017	2016
Net sales / revenue from continuing operations	$—	$—	$—	$—	$—	$—	$—	$—
Net loss from continuing operations	($263,202)	($90,420)	($277,004)	($183,529)	($352,307)	($143,991)	($110,754)	($224,644)
Net income (loss) from discontinued operations	$—	($742,358)	$—	($1,500,057)	($1,193,334)	($4,829,063)	($620,972)	$76,720
Net income (loss)	($263,202)	($832,778)	($277,004)	($1,683,586)	($1,545,641)	($4,973,054)	($731,726)	($147,924)

	May 31 (Q1)		February 28/29 (Q4)		November 30 (Q3)		August 31 (Q2)
	2018	2017	2018	2017	2017	2016	2017	2016
Loss per share, basic – continuing operations	($0.09)	($0.03)	($0.10)	($0.07)	($0.13)	($0.05)	($0.04)	($0.08)
Earnings (loss) per share, basic – discontinued operations	$—	($0.27)	$—	($0.54)	($0.43)	($1.72)	($0.22)	$0.03
Loss per share, diluted - continuing operations	($0.09)	($0.03)	($0.10)	($0.07)	($0.13)	($0.05)	($0.04)	($0.08)
Earnings (loss) per share, diluted - discontinued operations	$—	($0.27)	$—	($0.54)	($0.43)	($1.72)	($0.22)	$0.03

Other Information

EBITDAS	Quarter ended May 31, 2018	Quarter ended May 31, 2017
Net loss from continuing operations	$(263,202)	$(90,420)
Interest, net	(1,927)	(9,377)
Depreciation	784	263
Stock based compensation expense	—	—
Income taxes	—	—

EBITDAS	$(264,345)	$(99,534)

Related Party Transactions

	Quarter ended May 31, 2018	Quarter ended May 31, 2017
i) Incurred marketing consulting services with a company related by a director in common, Ralph McRae	$—	$2,813
ii) Incurred management service fees with a company related by an officer in common, Ralph McRae	$10,000	$—
iii) Incurred bottling services from a company related by a director in common, Ralph McRae	$—	$51,598

Cash flows

Cash provided by (used in):	Quarter ended May 31, 2018	Quarter ended May 31, 2017	Change
Operating activities	$(220,650)	$(682,461)	$461,811
Investing activities	$(2,084)	$5,628	$(7,712)
Financing activities	$—	$—	$—

During the quarter, cash used in operating activities increased by $461,811 compared to the same period of the prior year. The cash flow deficit from operating activities represents cash flows from net losses, excluding expenses not affecting cash, principally depreciation in addition to net changes in non-cash balances relating to operations.

Cash used for investing activities increased by $7,712 to $(2,084) for the three months ended May 31, 2018 compared to investing proceeds of $5,628 generated in the quarter of the prior period. During the three months ended May 31, 2018, the Company invested $2,084 in the acquisition of computer equipment. During the three months ended May 31, 2017, the Company invested $5,372 in the acquisition of intangible assets, which was offset by $11,000 in proceeds on the sale of two Company vehicles.

Cash utilized for financing activities was $nil during the quarter ended May 31, 2018 and 2017, respectively.

Liquidity and Capital Resources

Net working capital has decreased by 25% from the prior year ended February 28, 2018. As at May 31, 2018, the Company has net working capital of $ 795,564 ($1,060,066 at February 28, 2018).

Total Net Working Capital	May 31, 2018	February 28, 2018
Total Current Assets	$1,212,612	$1,450,495
Less: Total Current Liabilities	(417,048)	(390,429)

Total Net Working Capital	$795,564	$1,060,066

Considering the positive net working capital position, including the cash on hand at May 31, 2018, the Company believes that it has sufficient working capital.

Contractual Obligations

The following table presents our contractual obligations as of May 31, 2018:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations	$112,817	$112,817	$—	$—	$—
Purchase obligations	—	—	—	—	—
Total	$112,817	$112,817	$—	$—	$—

Risks and Uncertainties

The types of risks and uncertainties that may affect the Company are included in the February 28, 2018 annual Management’s Discussion and Analysis.

Credit Risk

Credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 9 of the condensed interim consolidated financial statements. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources.

Market risk

Currency risk

The Company engages in professional services and other general administration expenses in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to these payable balances denominated in U.S. Dollars as well as the Company’s cash balance held in U.S. dollars. The Company has not hedged its exposure to currency fluctuations.

As at May 31, 2018, all other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $550 on net earnings for the year. A 5% U.S.-to-Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk

As at May 31, 2018, the Company held no debt such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 5 for the fair valuation impact of the derivative liability in the period.

Disclosure of Outstanding Share Data

At July 16, 2018, the Company had 2,802,412 issued and outstanding common shares, 665,000 issued and outstanding stock options, all of which were vested.

Off-Balance Sheet Arrangements

As at May 31, 2018, the Company did not have any off-balance sheet arrangements.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the former Principal Financial Officer, together with other members of the former management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its former consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of the quarter ended May 31, 2018. Due to the loss of accounting staff in the fiscal year ended February 28, 2018, as well as the resignation of Ms. Fei Xu in March 2018, management identified a material weakness related to segregation of duties and retained an external accounting firm to provide financial and accounting services to the Company pending the completion of the Liquid transaction.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

LEADING BRANDS, INC.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEET

(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)

	May 31, 2018	February 28, 2018
ASSETS
Cash and cash equivalents	$572,108	$786,340
Restricted cash (Note 2)	574,510	583,012
Prepaid expenses (Note 4)	65,994	81,143

	1,212,612	1,450,495
Property and equipment (Note 3)	4,457	3,157

Total Assets	$1,217,069	$1,453,652

LIABILITIES
Accounts payable and accrued liabilities	$149,486	$117,405
Liabilities attributable to discontinued operations (Note 11)	250,000	250,000
Derivative liability - non-employee stock options (Note 5)	17,562	23,024

	417,048	390,429

SHAREHOLDERS’ EQUITY
Share capital (Note 6)
Common shares	31,305,247	31,305,247
Additional paid-in capital	19,455,359	19,455,359
Accumulated deficit	(49,960,585)	(49,697,383)

	800,021	1,063,223

Total Liabilities and Shareholders’ Equity	$1,217,069	$1,453,652

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements have not been audited or reviewed by the Company’s auditors.

LEADING BRANDS, INC.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF LOSS

(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)

	For the three months ended
	May 31, 2018	May 31, 2017
Expenses (income)
General & administration expenses	269,807	101,741
Depreciation of property and equipment	784	263
Interest, net	(1,927)	(9,377)
Change in fair value of derivative liability (Note 5)	(5,462)	(2,207)

	263,202	90,420

Net loss before taxes from continuing operations	(263,202)	(90,420)
Income tax expense	—	—

Net loss from continuing operations	(263,202)	(90,420)

Net loss from discontinued operations (note 11)	$—	$(742,358)
Net and comprehensive loss	$(263,202)	$(832,778)

Basic and diluted loss per common share
Continuing operations	$(0.09)	$(0.03)
Discontinued operations	—	(0.27)
Net basic and diluted loss per common share	$(0.09)	$(0.30)

Weighted average common shares outstanding
Basic and diluted	2,802,412	2,802,412

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements have not been audited or reviewed by the Company’s auditors.

LEADING BRANDS, INC.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)

	For the three months ended
	May 31, 2018	May 31, 2017
Cash provided by (used in)
Operating activities
Net loss from continuing operations	$(263,202)	$(90,420)
Net loss from discontinued operations	—	(742,358)

Net loss for the period	(263,202)	(832,778)
Items not involving cash
Depreciation of property and equipment	784	31,616
Loss on disposal of assets	—	1,065
Change in derivative liability (Note 5)	(5,462)	(2,207)
Changes in non-cash operating working capital items:
Accounts receivable, net	—	20,390
Inventory, net	—	86,658
Prepaids and other assets	15,149	78,327
Accounts payable and accrued liabilities	32,081	(65,532)

	(220,650)	(682,461)

Investing activities
Purchase of capital assets	(2,084)	—
Purchase of intangible assets	—	(5,372)
Proceeds on sale of capital assets	—	11,000

	(2,084)	5,628

Financing activity
Repurchase of common shares	—	—

	—	—

Decrease in cash	(222,734)	(676,833)
Cash and cash equivalents, including restricted cash, beginning of period	1,369,352	4,315,028

Cash and cash equivalents, including restricted cash, end of period	$1,146,618	$3,638,195

Supplementary disclosure of cash flow information
Cash paid (received) during the period
Interest received	$(1,927)	$(9,377)
Interest paid	$—	$—

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements have not been audited or reviewed by the Company’s auditors.

LEADING BRANDS, INC.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)

	For the three Months ended
	May 31, 2018		May 31, 2017
	Shares	Amount	Shares	Amount
Common Stock
Beginning of period	2,802,412	$31,305,247	2,802,412	$31,305,247
Shares issued during the period	—	—	—	—

	2,802,412	$31,305,247	2,802,412	$31,305,247

Additional Paid-In Capital
Beginning of period		$19,455,359		$19,455,359
Stock based compensation on issued options		—		—
Exercise of stock options		—		—

		$19,455,359		$19,455,359

Accumulated Other Comprehensive Income
Beginning of period		$—		$577,916
Foreign exchange translation adjustment		—		—

		$—		$577,916

Accumulated Deficit
Beginning of period		$(49,697,383)		$(46,310,234)
Net loss		(263,202)		(832,778)

		$(49,960,585)		$(47,143,012)

Total Shareholders’ Equity		$800,021		$4,195,510

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements have not been audited or reviewed by the Company’s auditor.

LEADING BRANDS, INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended May 31, 2018

(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Leading Brands, Inc. (the “Company”) and its former subsidiaries were previously involved in the development, marketing and distribution of the Company’s beverage brands. As of September 18, 2017, the Company decided to exit the beverage business and pursue the production of film, television and gaming content via the acquisition of Liquid Media Group (“Liquid”) pursuant to a plan of arrangement (“Arrangement”). To clear the way for this transaction, the Company concurrently disposed of its remaining legacy beverage assets. The transaction has not yet been finalized.

The Company entered into the Arrangement to acquire 100% of Liquid pursuant to the transaction. The Company’s shareholders are anticipated to hold 25.8% and Liquid shareholders are anticipated to hold 74.2% of the post-transaction entity. The agreed valuation of existing Company shares was determined to be $1.78 USD per share. The Company also announced its intention, that at the time of the closing of the transaction, that all of its Board members, with the exception of Mr. Tom Gaglardi, would resign and be replaced by Messrs. Jackson, Brezer and Cruz, and Ms. Katsoolis, who are directors and an officer of Liquid.

Basis of Presentation

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) without audit or review by the company’s auditors.

These condensed interim consolidated financial statements do not include all the disclosures required under U.S. GAAP and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended February 28, 2018.

The Company has experienced losses, negative operating cash flows and has discontinued its former operating businesses which raises substantial doubt about its ability to continue operating as a going concern within one year of the date of the condensed interim consolidated financial statements.

To alleviate this situation, the Company has plans in place to improve its financial position and liquidity by reducing costs that are not expected to have an adverse impact on the Company’s ability to transition to a new business segment.

As of the date of these condensed interim consolidated financial statements, the Company has sufficient liquidity to meet its ongoing cash requirements for one year after the issuance date of the financial statements due to its planned cost management and reduction measures. Therefore, although substantial doubt has been raised, this has been alleviated by management’s plans.

Interim Financial Reporting

These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the figures presented in the audited financial statements for the year ended February 28, 2018. Results of operations for interim periods are not necessarily indicative of the results to be expected in future periods or annual results.

2. RESTRICTED CASH

As at May 31, 2018, the Company held $574,510 in restricted cash (February 28, 2018—$583,012). Restricted cash is held by the Company’s legal counsel in a trust account pursuant to the terms of an escrow agreement arising from the disposition of the Company’s legacy beverage business. These funds are held aside for the purpose of existing claims, excluded liabilities and financial lease liabilities during the escrow period as specified in the terms of the sale agreement in relation to the Company’s legacy beverage business.

3. PROPERTY AND EQUIPMENT

	May 31, 2018
	Cost	Accumulated Depreciation & Impairment	Net
Furniture and fixtures	$59,190	$58,843	$347
Computer hardware and software	273,261	269,151	4,110

	$332,451	$327,994	$4,457

	February 28, 2018
	Cost	Accumulated Depreciation & Impairment	Net
Furniture and fixtures	$59,190	$58,812	$378
Computer hardware and software	271,177	268,398	2,779

	$330,367	$327,210	$3,157

4. PREPAID EXPENSES

	May 31, 2018	February 28, 2018
Insurance premiums	19,376	43,347
Public listing fees and other	46,618	37,796

	65,994	$81,143

Attributable to discontinued operations	$—	—
Attributable to continuing operations	$65,994	81,143

5. DERIVATIVE LIABILITY

In accordance with the guidance of ASC 815-40-15, stock options granted to non-employees that are exercisable in a currency other than the functional currency of the Company are required to be accounted for as derivative liabilities because they are considered not to be indexed to the Company’s stock due to their exercise price being denominated in a currency other than the Company’s functional currency.

The non-employee options are required to be re-valued with the change in fair value of the liability recorded as a gain or loss on the change in fair value of derivative liability and included in other items in the Company’s Consolidated Statements of Income (Loss) at the end of each reporting period. The fair value of the options will continue to be classified as a liability until such a time as they are exercised, expire or there is an amendment to the respective agreements that renders these financial instruments to be no longer classified as a liability.

The change in derivative liability for non-employee options is summarized as follows:

	May 31, 2018	February 28, 2018
Derivative liability, beginning of period	$23,024	$46,352
Change in fair value of non-employee options	(5,462)	(23,328)

Derivative liability, end of period	$17,562	$23,024

An estimate for the fair value of non-employee stock options is determined through use of the Black-Scholes Model. Assumptions applied by management as at May 31, 2018 were as follows: (1) a weighted average risk-free rate of 1.28%; (2) a weighted average dividend yield of nil; (3) an average expected volatility of 101.45%; (4) a weighted average expected life of 34 months; and (5) a weighted average exercise price of USD $2.66.

6. SHARE CAPITAL

As of May 31, 2018 the Company had 2,802,412 common shares outstanding.

	Stock Options
	Outstanding Options	Weighted Average Exercise Price - USD
Options outstanding as at February 28, 2018	669,000	$2.68
Options granted first quarter	—	$—
Options cancelled first quarter	(4,000)	$4.33

Options outstanding as at May 31, 2018	665,000	$2.67

7. RELATED PARTY TRANSACTIONS

	Quarter ended May 31, 2018	Quarter ended May 31, 2017
i) Incurred marketing consulting services with a company related by a director in common, Ralph McRae	$—	$2,813
ii) Incurred management service fees with a company related by an officer in common, Ralph McRae	$10,000	$—
iii) Incurred bottling services from a company related by a director in common, Ralph McRae	$—	$51,598

8. COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease pertaining to an office space. On September 15, 2017 in connection with the Company’s sale of its former subsidiaries, the Company entered into a series of share purchase and escrow agreements whereby the Company deposited $600,000 in escrow as security for potential financial lease liabilities (as well as excluded liabilities and existing claims) relating to the office lease between Leading Brands of Canada, Inc. and the landlord. The office lease is currently being subleased and has not resulted in additional payments from the Company since the sale of the Company’s subsidiaries. The Company expects that the remaining exposure of the office lease commitment is until April 2019. The minimum amounts due over the remaining terms of that agreement is as follows:

Within 1 Year	$112,817
2 to 5 Years	—

Total future minimum payments	$112,817

The Company is party to legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of the Company.

9. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and to maintain financial flexibility in, or to take advantage of opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity and cash. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or refinance its existing indebtedness.

10. SEGMENTED INFORMATION

The Company previously operated in one industry segment being the production and distribution of beverages. The Company’s principal operations were comprised of an integrated bottling and distribution system for beverages. Currently, all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all the years reported are less than 10%.

11. DISCONTINUED OPERATIONS

On December 15, 2016 the Company approved the discontinuation of all activities relating to the Company’s co-packing operations. As a result, the co-packing operations have ceased and all assets have been liquidated and all liabilities will be settled. All costs associated with the discontinuation were recorded as of February 28, 2017.

On September 15, 2017 the Company disposed of its legacy beverage assets to a company that has certain officers and directors in common with the Company for $325,000, which amount is net of assumed liabilities for certain employee obligations and other matters, all of which is subject to certain working capital adjustments. All costs associated with the discontinuation were recorded as of February 28, 2018.

In conjunction with the discontinuance of the co-packing operations and legacy beverage sales the Company has presented the assets and liabilities under the captions “assets of discontinued operations” and “liabilities of discontinued operations” respectively in the accompanying balance sheets as at May 31, 2018 and February 28, 2018, and consist of the following:

	May 31, 2018	February 28, 2018
Assets of discontinued operations:
Accounts Receivable	$—	$—
Prepaid expenses and deposits	—	—

Total current assets	—	—
Property, plant and equipment	—	—
Deferred tax assets	—	—

Total assets	$—	$—

Liabilities of discontinued operations:
Accounts payable and accrued liabilities	$250,000	$250,000
Lease inducement	—	—

Total liabilities	$250,000	$250,000

Amounts presented for the quarters ended May 31, 2018 and May 31, 2017 have been reclassified to conform to the current presentation. The following table provides the amounts reclassified for the periods then ended:

Amounts reclassified	May 31, 2018	May 31, 2017
Gross Revenue	$—	$496,181
Less: Discounts, rebates slotting fees	—	(111,697)

Net Revenue	—	384,484
Cost of sales	—	436,586
Selling, general, and administrative	—	657,838
Depreciation of property, plant, equipment and intangible assets	—	31,353
Loss on disposal of assets	—	1,065

	—	1,126,842
Net loss before taxes	—	(742,358)
Income tax provision (recovery)	—	—

Total amount reclassified as discontinued operations	$—	$(742,358)

LEADING BRANDS, INC. AT A GLANCE

Shareholder Information:

Leading Brands, Inc.

NASDAQ:LBIX

Toll Free: 1-866-685-5200

Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

LEADING BRANDS, INC.

Unit 101 – 33 West 8th Avenue

Vancouver BC Canada V5Y 1M8

Tel: 604-685-5200

Toll free: 1-866-685-5200

www.LBIX.com